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                                  EXHIBIT 99(a)

                   AMENDMENT OF NOVEMBER 3, 1998 TO TEAM, INC.
                        1998 INCENTIVE STOCK OPTION PLAN





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                   AMENDMENT EFFECTIVE AS OF NOVEMBER 3, 1998

                                  TO TEAM, INC.

                        1998 INCENTIVE STOCK OPTION PLAN


         WHEREAS, the Board of Directors of Team, Inc. during a meeting held on September 1, 1999, adopted a resolution amending the Team, Inc. 1998 Incentive Stock Option Plan ("Plan") effective as of November 3, 1998, to increase the maximum number of shares which may be offered pursuant to the Plan from 500,000 to 1,000,000.

         NOW, THEREFORE, by order of the Board of Directors, Paragraph 4 of the Plan has been amended to read in its entirety as follows:

                  "4. Common Stock Subject to Options. The aggregate number of shares of the Company's Common Stock which may be issued upon exercise of Options granted under the Plan shall not exceed 1,000,000, subject to adjustment under the provisions of Paragraph 7. The shares of Common Stock to be issued upon the exercise of Options may be authorized but unissued shares, shares issued and reacquired by the Company or shares bought on the market for the purposes of the Plan. In the event any Option shall, for any reason, terminate or expire or be surrendered without having been exercised in full, the shares subject to such Option but not purchased thereunder shall again be available for Options to be granted under the Plan."

EFFECTIVE as of November 3, 1998.